UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 1-7275
A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
ConAgra Foods Retirement Income Savings Plan for Salaried Employees
ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102

REQUIRED INFORMATION
The financial statements of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees are prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and are included herein as listed in the table of contents below.
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ConAgra Foods, Inc.
Employee Benefits Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Omaha, Nebraska
June 24, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ConAgra Foods, Inc.
Employee Benefits Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Omaha, Nebraska
June 24, 2010

ConAgra Foods Retirement Income Savings Plan
     Salaried Employees
     Hourly Rate Production Employees
Statement of Net Assets Available for Benefits
December 31, 2009

	CRISP	CRISP
Assets	Salary	Hourly

Plan Interest in Master Trust	$891,857,952	$204,873,834

Participant loans	10,001,050	11,491,371

Net Assets Available for Benefits, at Fair Value	901,859,002	216,365,205

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,123,643)	(1,061,302)

Net Assets Available for Benefits	$898,735,359	$215,303,903

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plan
     Salaried Employees
     Hourly Rate Production Employees
Statement of Net Assets Available for Benefits
December 31, 2008

	CRISP	CRISP
Assets	Salary	Hourly

Plan Interest in Master Trust	$708,912,547	$167,200,056

Participant loans	9,189,799	10,254,956

Net Assets Available for Benefits, at Fair Value	718,102,346	177,455,012

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,292,243)	(738,911)

Net Assets Available for Benefits	$715,810,103	$176,716,101

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plan
     Salaried Employees
     Hourly Rate Production Employees
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

	CRISP	CRISP
	Salary	Hourly

Additions to Net Assets Attributed to:
Investment Income from Master Trust:
Interest and Dividends	$21,161,132	$4,960,864
Net Appreciation in Fair Value of Investments	157,702,712	31,495,695
Interest on Participant Loans	526,936	596,087

	179,390,780	37,052,646

Contributions:
Employee	43,978,360	14,214,492
Employer	15,845,693	5,762,989

	59,824,053	19,977,481

Total Additions	239,214,833	57,030,127

Deductions from Net Assets Attributed to:
Distributions to Plans’ Participants	54,544,316	17,957,049
Trustee and Other Fees	1,828,646	401,891

Total Deductions	56,372,962	18,358,940

Increase in Net Assets	182,841,871	38,671,187

Net Master Trust Transfers	83,385	(83,385)

Net Assets Available for Benefits,
Beginning of Year	715,810,103	176,716,101

End of Year	$898,735,359	$215,303,903

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plan
     Salaried Employees
     Hourly Rate Production Employees
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

	CRISP	CRISP
	Salary	Hourly

Additions (Reductions) to Net Assets Attributed to:
Investment Income (Loss) from Master Trust:
Interest and Dividends	$33,528,727	$7,458,980
Net Depreciation in Fair Value of Investments	(287,330,260)	(54,248,843)
Interest on Participant Loans	742,786	771,352

	(253,058,747)	(46,018,511)

Contributions:
Employee	46,788,827	15,239,634
Employer	16,457,736	5,383,151

	63,246,563	20,622,785

Total Reductions	(189,812,184)	(25,395,726)

Deductions from Net Assets Attributed to:
Distributions to Plans’ Participants	91,174,585	23,430,716
Trustee and Other Fees	1,638,567	318,665

Total Deductions	92,813,152	23,749,381

Decrease in Net Assets	(282,625,336)	(49,145,107)

Net Master Trust Transfer	716,308	(716,308)

Plan Mergers (Note 1)	(40,078,459)	(7,011,626)

Net Assets Available for Benefits,
Beginning of Year	1,037,797,590	233,589,142

End of Year	$715,810,103	$176,716,101

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans
     Salaried Employees
     Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
1. DESCRIPTION OF THE PLAN
General
The ConAgra Foods Retirement Income Savings Plans (CRISP) (the “Plans”) are defined contribution savings plans sponsored by ConAgra Foods, Inc. (the “Company”). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. There are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or “CRISP Salary”) and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or “CRISP Hourly”). The Plans have different eligibility requirements, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The ConAgra Foods Employee Benefits Administrative Committee (the “Committee”) manages the operation and administration of the Plans as the Plan Administrator, as defined in Section 3(16) of ERISA. The following brief description of the Plans is provided for informational purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly plan documents for more complete information.
Effective August 1, 2008, the Plans’ net assets associated with the participants of the ConAgra Foods Trade Group business, which was sold by the Company in 2008, were transferred out of the Plans. Net assets in the amount of $42,439,643 were transferred out of the CRISP Salary Plan and net assets totaling $7,579,432 were transferred out of the CRISP Hourly Plan.
Effective August 25, 2008, the net assets of the Watts Brothers 401(k) Plan were merged into the CRISP Salary and CRISP Hourly Plans. Net assets in the amount of $2,361,184 were transferred into the CRISP Salary Plan and net assets totaling $567,806 were transferred into the CRISP Hourly Plan.
Participants may direct their investment into one or more of the twenty-three (23) investment options within the ConAgra Foods Retirement Income Savings Master Trust (the “Master Trust”). The investment options are as follows:
•	Small-Cap Index Fund (Vanguard Small-Cap Index Fund)

•	International Equity Growth Fund (Vanguard International Growth Fund)

•	Large Cap Growth Stock Fund (T. Rowe Price Large-Cap Growth Stock Fund)

•	Mid-Cap Index Fund (Vanguard Mid-Cap Index Fund)

•	One of twelve Target Date Retirement Funds (Alliance Bernstein 2000-2055 Target Date Funds)

•	Inflation Protection Securities Fund (Vanguard Inflation Protected Securities’ Fund)

•	International Value Fund (Vanguard Value Fund)

•	Large Cap Value Fund (American Century Large Cap Value)

•	Equity Index Fund (Vanguard Institutional Index Fund)

ConAgra Foods Retirement Income Savings Plans
     Salaried Employees
     Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
•	Investment Allocation Fund (Fidelity Asset Manager)

•	Longer-Term Fixed Income Fund (Vanguard Total Bond Market Index Fund Institutional)

•	Shorter-Term Fixed Income Fund (Fidelity Interest Income Fund)
In addition, participants hold investments in the ConAgra Foods Stock Fund B. The ConAgra Foods Stock Fund B includes all of the shares of Company common stock that were in the ConAgra Foods Stock Fund on December 31, 2001. On October 1, 2004, the Company received approval from the IRS to do a quarterly sweep of funds in the ConAgra Stock Fund A to the ConAgra Foods Stock Fund B. This quarterly sweep of assets began on January 24, 2005. ConAgra Foods Stock Fund B represents the Employee Stock Ownership Plan portion of the ConAgra Foods Stock Fund investment. Participants have the option of receiving the dividends associated with the stock held in the ConAgra Foods Stock Fund B in cash or reinvesting the dividends back into the fund. Effective January 1, 2008, participants can no longer direct investments into the ConAgra Foods Stock Fund A. With this change, the Plans now only have one fund for ConAgra Foods stock.
Contributions and Vesting
Qualifying salaried and hourly employees of participating ConAgra Foods, Inc. companies are eligible to participate in the Plans upon employment, or once they have met the eligibility requirements for the supplement, under the Plan, in which they participate. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 25% of cash compensation may be made on a pre-tax basis for both plans and of 1% to 10% and 1% to 22% on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as set forth in the Internal Revenue Code. Total contributions by a participant for any year may not exceed 35% of cash compensation for CRISP Salary and CRISP Hourly, respectively, and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Certain supplements within the CRISP have various contribution limits that may differ from those listed above. Due to limitations of the Internal Revenue Code and ERISA, contributions by “highly compensated” participants are restricted. Employee contributions and earnings thereon vest immediately.
The Company makes matching contributions to the Plans based on the applicable Plan supplement in which they participate. The various matching contributions range from 50% to 66 2/3% for salaried participants and from 10% to 66 2/3% for hourly participants of the employee’s deferral up to 4% to 6% of the employee’s annual cash compensation depending upon which Plan the employee participates in. A Roth 401(k) feature was added to the Plans effective January 1, 2008 for all non-union employees.
Company contributions and earnings thereon, except for those amounts relating to certain CRISP Hourly participants, vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

ConAgra Foods Retirement Income Savings Plans
     Salaried Employees
     Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
Participant Accounts
Individual accounts are maintained for each Plan’s participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s applicable matching contribution, the Company’s discretionary contributions, if any, and the Plan earnings. The participant’s account is also charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
At December 31, 2009, the CRISP Hourly forfeited non-vested accounts totaled $90,836 and the CRISP Salary forfeited non-vested accounts totaled $603,873. At December 31, 2008, the CRISP Hourly forfeited non-vested accounts totaled $73,868 and the CRISP Salary forfeited non-vested accounts totaled $426,717. These accounts are used to reduce future Company contributions. In 2009 and 2008, Company contributions to the CRISP Salary Plan were reduced by $1,186,988 and $990,545, respectively. Additionally, in 2009 and 2008, Company contributions to the CRISP Hourly Plan were reduced by $165,800 and $124,700, respectively.
CRISP Hourly Participants
Participation in the CRISP Hourly Plan is governed by either the collective bargaining agreements of the participating locations or the general Plan provisions for any non-union employees. Certain provisions of these agreements require mandatory participation in the CRISP Hourly Plan after an employee meets minimum continuous service requirements, which generally equal one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements, and the contribution limitations set forth under the Plan, ERISA and the Internal Revenue Code. Company contributions and vesting are also set forth in the various collective bargaining agreements or the general Plan provisions for any non-union employees.
Participant Loans and Withdrawals
Based on various applicable Plan supplements, CRISP Salary and non-union CRISP Hourly participants may borrow up to 50% of his/her vested account balance up to $50,000. The loans are repaid through payroll deductions within five years, unless the loan proceeds are used to purchase a primary residence, in which case the loan may be repaid within ten years. The loans carry a market rate of interest as determined by the Plans’ administrator, currently ranging from 4.5% to 12%. The minimum amount that may be borrowed is $1,000. The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the respective Plan documents.

ConAgra Foods Retirement Income Savings Plans
     Salaried Employees
     Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
Plan Termination
The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans’ participants and beneficiaries. In the event the Plans are terminated, each participant’s Company contribution becomes fully vested. The Company may direct State Street Bank and Trust Company (the “Trustee”) either to distribute the Plans’ assets to the participants, or to continue the trust and distribute benefits as though the Plans had not been terminated.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements include the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plans invest in investment contracts through a master trust. The statement of net assets available for benefits presents the underlying fair value of the investment contracts as well as the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plans’ investments are reported at fair value and are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair value measurement, as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities;
Level 2 — Observable inputs other than those included in Level 1 including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets;
Level 3 — Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the assets or liabilities.
Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.
Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

ConAgra Foods Retirement Income Savings Plans
     Salaried Employees
     Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
Fees and Expenses
Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plans.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Accounting Pronouncements
The Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for uncertainty in income taxes. The Plans adopted this new guidance for the year ended December 31, 2009. The Plans’ management evaluated the Plans’ tax positions and concluded that the Plans had maintained their exempt statuses and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.
In April and September 2009, FASB issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plans’ net assets available for benefits or the changes in net assets available for benefits.
In January 2010, FASB issued an amendment which requires new disclosures and reasons for transfers of financial assets and liabilities between Level 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment is effective for periods beginning on or after December 15, 2009. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Plans’ management is currently evaluating the impact of the guidance related to the financial statement disclosures.
Reclassifications
Some items in the prior year financial statements were reclassified to conform to the current presentation.

ConAgra Foods Retirement Income Savings Plans
     Salaried Employees
     Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
3. INTEREST IN MASTER TRUST
The Plans’ investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the Master Trust, which is a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly Plans for investment and administrative purposes. Although assets of the Plans are commingled in the Master Trust, the Plans’ recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating Plans.
The net investment income of the investment assets is allocated by the Plans’ recordkeeper to each participating Plan based on the relationship of an individual Plan interest to the total of the interests of the participating Plans.
The investments in the Master Trust at December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Assets:
Investment at Fair Value
Common stock	$267,789,039	$195,733,913
Mutual funds	555,308,507	427,362,777
Guaranteed investment contracts	168,341,817	210,844,292
Common investment trusts	60,415,420	23,176,608
Invested cash	43,469,487	18,052,073

Total Investments, at fair value	1,095,324,270	875,169,663

Adjustments from fair value to contract value for fully benefit-responsive insurance contracts	(4,184,945)	(3,031,154)
Contributions Receivable	476,893	—
Interest and Dividends Receivable	1,097,102	1,247,618

Total Assets	1,092,713,320	873,386,127

Liabilities:
Other Liabilities	166,479	304,678

Net Assets Available in the Master Trust	$1,092,546,841	$873,081,449

ConAgra Foods Retirement Income Savings Plans
     Salaried Employees
     Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
The net investment income (loss) of the Master Trust for the years ending December 31, 2009 and 2008 is summarized as follows:

	2009	2008
Interest and Dividends	$26,121,996	$40,987,707

Net Appreciation (Depreciation) of Investments:
Common stock	79,062,585	(114,713,991)
Mutual funds	98,545,847	(217,377,313)
Common investment trusts	11,589,975	(9,487,799)

Net Appreciation (Depreciation) of Investments	189,198,407	(341,579,103)

Net Investment Income (Loss)	$215,320,403	$(300,591,396)

The Plans’ interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 81% for CRISP Salary and 19% for CRISP Hourly at December 31, 2009 and 2008. While the Plans participate in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment income/(loss) may not be allocated evenly among the Plans participating in the Master Trust.
4. FAIR VALUE MEASUREMENTS
FASB guidance on fair value measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The framework establishes a three-level fair value hierarchy based upon the assumptions (inputs) used to price assets or liabilities.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at quoted market prices, which represents the net asset values of securities held in such funds.
Guaranteed investment contracts: Valued at the fair value of the underlying debt securities which consist primarily of governmental and asset-backed securities, collateralized mortgage obligations, and corporate bonds. The underlying debt securities are valued at quoted prices in active markets when available. If quoted prices are not available, the fair values are determined using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow.

ConAgra Foods Retirement Income Savings Plans
     Salaried Employees
     Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
Common investment trusts: Valued at the net asset value as a practical expedient which is based on the fair value of the investments in the respective trusts at year-end.
Investment cash: Valued at cost which approximates fair value.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plans believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plans’ investments at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Investments in the Master Trust:

Company common stock	$165,867,016	$—	$—	$165,867,016
Large cap common stock	101,922,023	—	—	101,922,023
Mutual funds:
Index funds	405,829,601	—	—	405,829,601
Value funds	42,564,502	—	—	42,564,502
Balanced funds	106,914,404	—	—	106,914,404
Guaranteed investment contracts	—	168,341,817	—	168,341,817
Common investment trusts	—	60,415,420	—	60,415,420
Invested cash	—	43,469,487	—	43,469,487

Participant loans	—	—	21,492,421	21,492,421

Total Investments at Fair Value	$823,097,546	$272,226,724	$21,492,421	$1,116,816,691

ConAgra Foods Retirement Income Savings Plans
     Salaried Employees
     Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
The following table sets forth by level, within the fair value hierarchy, the Plans’ investments at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Investments in the Master Trust:
Common stock	$195,733,913	$—	$—	$195,733,913
Mutual funds	427,362,777	—	—	427,362,777
Guaranteed investment contracts	—	210,844,292	—	210,844,292
Common investment trusts	—	23,176,608	—	23,176,608
Invested cash	—	18,052,073	—	18,052,073
Participant loans	—	—	19,444,755	19,444,755

Total Investments at Fair Value	$623,096,690	$252,072,973	$19,444,755	$894,614,418

The following table sets forth a summary of changes in the fair value of the Plans’ Level 3 investments for the year ended December 31, 2009 and 2008:

	Level 3 Assets - Participant Loans
	Years Ending December 31,
	2009	2008
Balance, beginning of year	$19,444,755	$20,500,624
Realized gains/(losses)	—	—
Unrealized gains/(losses) relating to instruments still held at reporting date	—	—
Purchases, sales, issuances, and settlements (net)	2,047,666	(1,055,869)

Balance, End of Year	$21,492,421	$19,444,755

ConAgra Foods Retirement Income Savings Plans
    Salaried Employees
    Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
5. SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
The Master Trust holds investments in Synthetic Guaranteed Investment Contracts (Synthetic GICs). Synthetic GICs consist of an asset or collection of assets that are owned by the fund, and a benefit-responsive contract value wrap guarantee agreement purchased for the portfolio. The underlying collection of assets is presented at fair value in Note 4. In determining the Net Assets Available for Benefits at December 31, 2009 and 2008, the Synthetic GICs are recorded at their contract value of $164,156,872 and $207,813,138, respectively. Investment contracts such as these are generally valued at the contract value rather than fair value to the extent they are fully benefit-responsive.
The series of wrap guarantee agreements with insurance companies that the Master Trust holds can be utilized in the event the issuer of the Synthetic GICs falls below certain credit rating criteria or fails to meet benefit obligations per the terms of the contract. Contract value represents contributions made under the contract plus accrued interest less participant withdrawals. Participants may ordinarily direct the withdrawal of transfer of all or a portion of their investment at contract value. The crediting interest rate of the contract is set at the start of the contract and is reset quarterly.
There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plans’ sponsor or other Plans’ sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.
The Synthetic GICs do not permit the insurance companies to terminate prior to the scheduled maturity.
The average yield of the Synthetic GICs based on actual earnings was approximately 3.26% and 4.46% at December 31, 2009 and 2008, respectively. The average yield of the Synthetic GICs based on the interest rate credited to participants was approximately 2.88% and 3.90% at December 31, 2009 and 2008, respectively.

ConAgra Foods Retirement Income Savings Plans
    Salaried Employees
    Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
6. FAIR VALUE OF INVESTMENTS IN CERTAIN ENTITIES
The following table sets forth additional disclosures of the Plans’ investments whose fair value is estimated using net asset value per share as of December 31, 2009:

		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Investments in the Master Trust:
Common investment trusts (a)
Equity funds	46,141,895	—	Daily	None
Fixed income funds	9,495,987	—	Daily	None
Real estate funds	4,777,538	—	Daily	None

(a)	This category includes investments in common investment trusts that are used to facilitate the Plans’ Target Date Retirement Funds. Investments in this category can be redeemed daily at the current net asset value per share based on the fair value of the underlying assets. The fair value of investments in this category has been estimated using net asset value per share of the investments.
7. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and has informed the Company by letters to the Plans dated January 9, 2006, that the respective Plans were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the Plan administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trusts continue to be tax-exempt.
A participant’s basic and supplemental contributions are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are currently deductible by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

ConAgra Foods Retirement Income Savings Plans
    Salaried Employees
    Hourly Rate Production Employees
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
8. RELATED PARTY TRANSACTIONS
The Master Trust investments include 7,195,966 and 7,613,186 shares ConAgra Foods, Inc. Common Stock with a fair value of $165,867,016 and $125,617,569 at December 31, 2009 and 2008, respectively. The Company is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.
Invested cash balances of $43,468,594 and $17,991,629 are managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.
9. RISK AND UNCERTAINTIES
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefit.

ConAgra Foods Retirement Income Savings Plan
   Salaried Employees
   Hourly Rate Production Employees
Form 5500, Schedules H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

	CRISP	CRISP
Assets	Salary	Hourly

Plan Interest in Master Trust	$891,857,952	$204,873,834

Participant loans, with interest rates ranging from 4.25% to 11.85% with various maturity dates	10,001,050	11,491,371

Total Assets	$901,859,002	$216,365,205

See accompanying reports of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR SALARIED EMPLOYEES

	By:	/s/ Charlie G. Salter
Charlie G. Salter
ConAgra Foods Employee Benefits Administrative Committee

Dated this 24th of June, 2010.
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION
EMPLOYEES

	By:	/s/ Charlie G. Salter
Charlie G. Salter
ConAgra Foods Employee Benefits Administrative Committee

Dated this 24th of June, 2010.

EXHIBIT INDEX

Exhibit
Number	Description
I.	Consent of Independent Registered Public Accounting Firm